United States securities and exchange commission logo





                          October 3, 2023

       Karl Hanneman
       Chief Executive Officer
       International Tower Hill Mines Ltd.
       2710-200 Granville Street
       Vancouver, BC, V6C 1S4
       Canada

                                                        Re: International Tower
Hill Mines Ltd.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 8, 2023
                                                            File No. 001-33638

       Dear Karl Hanneman:

               We issued comments to you on the above captioned filing on August 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 18, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

                                                        You may contact Karl
Hiller, Branch Chief, at 202-551-3686 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation